October 8, 2010

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	DCP Midstream Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 11, 2010
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
Filed May 10, 2010 and August 10, 2010
File No. 001-32678

Dear Mr. Owings:

Set forth below are the responses of DCP Midstream Partners, LP, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 27, 2010, with respect to the review of the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 initially filed with the Commission on March 11, 2010 (the “Form 10-K”), and the Partnership’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010 filed May 10, 2010 and August 10, 2010, respectively (the “Form 10-Q’s”), File No. 001-32678 (the “Reports”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

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H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

October 8, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1, Business, page 2

Wholesale Propane Logistics Segment, page 12

Customers and Contracts, page 13

1.	Comment: We note that a customer of your Wholesale Propane Logistics segment accounted for greater than 10% of your revenues. Please disclose the name of this customer and your relationship or your subsidiaries relationship, if any, with the customer or tell us why it is not necessary for you to do so.

Response: The referenced customer accounted for greater than 10% of the Wholesale Propane Logistics segment revenues, but accounted for significantly less than 10% of our total consolidated revenues. The customer accounted for 5%, 3% and 4% of our total consolidated revenue for the years ended December 31, 2009, 2008 and 2007. Therefore, we respectfully submit that in accordance with Item 101(c)(vii) of regulation S-K we are not required to disclose the name or the relationship, if any, with this customer. In future filings, we will include the term “segment revenues” when discussing revenues related to a segment in order to avoid this confusion.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 51

Results of Operations, page 63

Year Ended December 31, 2009 vs. Year Ended December 31, 2008, page 63

2.	Comment: Please quantify the amount of your $221.7 million decrease in your gross margin from 2009 compared to 2008 that was due to the fire at East Texas facility that occurred in the first quarter of 2009.

Response: The impact on 2009 gross margin resulting from the first quarter 2009 fire at the East Texas facility was approximately $5 million, an amount just less than 3% of the gross margin decrease.

Total Contractual Cash Obligations and Off-Balance Sheet Obligations, page 78

3.	Comment: We note that your purchase obligations and operating lease obligations are off-balance sheet obligations. Please provide the disclosures required under Item 303(a)(4) of Regulation S-K or tell us why it is not appropriate for you to do so.

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

October 8, 2010

Response: Our purchase and operating lease obligations are contractual obligations, and not off-balance sheet obligations as described in Item 303(a)(4) of Regulation S-K and defined in The Division of Corporation Finance Financial Reporting Manual Section 9230. In future filings, we will clarify that our purchase and lease obligations are contractual, and not off-balance sheet, obligations.

Item 10. Directors, Executive Officers and Corporate Governance, page 147

Directors and Executive Officers, page 148

4.	Comment: Please briefly discuss each director’s specific experience, qualifications, attributes, or skills that led you to conclude that he or she should serve as a director in light of your business and structure. These disclosures, if material, should cover more than the past five years, including information about each person’s particular areas of expertise or other relevant qualifications. See Item 401(e)(1) of Regulation S-K and Question 116.05 of the Compliance Disclosure and Interpretations of Regulation S-K.

Response: We propose to revise the disclosure of the directors’ qualifications in future filings to address the Staff’s comment. Following is disclosure with respect to our directors of the nature we propose to add in future Form 10-K filings immediately after the biographical information for our directors and executive officers and immediately prior to the section captioned “Section 16(a) Beneficial Ownership Reporting Compliance” on page 150 of the Form 10-K.

Director Experience and Qualifications

Directors are appointed annually by DCP Midstream, LLC and hold office for one year or until the earlier of their death, resignation, removal or disqualification and until their successors have been elected and qualified. DCP Midstream, LLC evaluates and recommends candidates for membership on the board of directors based on criteria established thereby. When evaluating director candidates, nominees and incumbent directors, DCP Midstream, LLC has informed us that it considers, among other things, educational background, knowledge of our business and industry, professional reputation, independence, and ability to represent the best interests of our unitholders. DCP Midstream, LLC and the board of directors believe that the above-mentioned attributes, along with the leadership skills and experience in the midstream natural gas industry, provide the Company with a capable and knowledgeable board of directors.

Thomas C. O’Connor - We believe Mr. O’Connor is a suitable continuing member of the board of directors, as he brings to the company over two decades of industry experience, and has significant management experience in natural gas and pipeline transmission operations.

Mark A. Borer - We believe Mr. Borer is a suitable continuing member of the board of directors as he brings to the company extensive industry experience. In addition, because Mr. Borer has held management positions with the company or one of its subsidiaries since 1999 and because Mr. Borer has served as a director since 2006, he brings to the board of directors, valuable historical perspective of board and company operations.

Paul F. Ferguson, Jr. - We believe that Mr. Ferguson is a suitable continuing member of the board of directors because of his extensive industry experience. Mr. Ferguson has held various financial positions with PanEnergy Corp., and the knowledge of industry accounting and financial practices he gained through such experience, coupled with his accounting background and his CPA designation, make him valuable to the board of directors’ understanding of the Partnership’s financial data and its implications to the future strategic planning of the Partnership. Mr. Ferguson also provides insight to the board of directors as to the Partnership’s financial compliance and reporting obligations. Because Mr. Ferguson has served as a director since 2005, he brings to the board of directors, valuable historical perspective of board and company operations.

Alan N. Harris - We believe that Mr. Harris is a suitable member of the board of directors because he has over 30 years of leadership experience in the natural gas industry. In additional, Mr. Harris’ prior experience as Chief Financial Officer of DEGT and his knowledge of industry accounting and financial practices are invaluable to the board of directors’ understanding of the Partnership’s financial data and its implications to the future strategic planning of the Partnership.

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

October 8, 2010

John E. Lowe - We believe that Mr. Lowe is a suitable member of the board of directors because of his extensive executive management and strategic planning experience in the industry. Mr. Lowe’s prior management positions with ConocoPhillips in the corporate strategy area also provide the board with valuable insight as the board of directors moves forward with its strategic planning initiatives.

Frank A. McPherson - We believe that Mr. McPherson is a suitable member of the board of directors because of his extensive industry and executive management experience, spanning over a period of 50 years. In addition, Mr. McPherson’s prior public company board experience provides the board of directors with valuable insight into corporate governance and compliance matters. Because Mr. McPherson has served as a director since 2005, he also brings to the board of directors, valuable historical perspective of board and company operations.

Thomas C. Morris - We believe that Mr. Morris is a suitable member of the board of directors because of the industry knowledge and experience gained during his 34 years of service with Phillips Petroleum Company. In addition, Mr. Morris’ background in finance and accounting, coupled with his previous role as Chief Financial Officer of Phillips Petroleum Company, are invaluable to the board of directors’ understanding of the Partnership’s financial data and its implications to the future strategic planning of the Partnership. Because Mr. Morris has served as a director since 2005, he also brings to the board of directors, valuable historical perspective of board and company operations.

Jeff W. Sheets - We believe that Mr. Sheets is a suitable member of the board of directors because of his extensive executive management experience within the energy industry, in particular, his experience with ConocoPhillips, spanning over thirty years. In addition, Mr. Sheets’ experience in treasury, planning and strategy with a global energy company is valuable to company operations and future strategic planning.

Stephen R. Springer - We believe that Mr. Springer is a suitable member of the board of directors because of his extensive industry experience, including gas acquisitions, gas marketing and business development. In addition, Mr. Springer’s prior public company board experience provides the board of directors with valuable insight into public company operations, corporate governance and compliance matters.

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

October 8, 2010

Item 11. Executive Compensation, page 152

5.	Comment: Please discuss the role of executive officer in determining compensation. We note that in the final paragraph on page 154 you state that “the STI objectives were initially designed and proposed by the executive officers…” Please refer to Item 402(b)(2)(xv) of Regulation S-K.

Response: As discussed on page 154 of our Form 10-K, executive compensation consists of three components (i) base salary, (ii) an annual short-term cash incentive, or STI, and (iii) and an equity-based grant under our long term incentive plan, or LTIP. The executives are not involved in establishing the base salary, as that component is established by the board of directors and is based upon job responsibilities, level of experience, individual performance, and comparisons to the salaries of executives in similar positions obtained by the study conducted by our independent compensation consultant, BDO Seidman, LLP.

With regards to the STI component, each year the executive officers, working with the Chairman of the Board, develop proposed annual short-term cash incentive objectives that are both Partnership-oriented and personally-oriented. These objectives are intended to promote the achievement of performance objectives of the Partnership. Historically, the Partnership objectives have amounted to 75% of the award and the personal objectives have amounted to 25% of the award. In recent years, the Partnership objectives have generally stayed the same from year to year. Individual objectives typically change each year and focus on specific objectives to be targeted by each executive officer for that particular year. The executive officers are involved in developing these objectives because they best understand the immediate objectives required for the Partnership’s success. Nevertheless, all proposed objectives are first reviewed and revised by the Chairman of the Board for the CEO and by the CEO for the other executive officers, and subsequently reviewed and approved by the Compensation Committee and the Board of Directors (as described in the last full paragraph of page 154 of our Form 10-K).

The process described above for the determination of the STI component is also followed for establishing the performance portion of the grants under the LTIP (see the discussion in the third full paragraph of page 157 of our Form 10-K). We propose to include the more detailed explanation of the executive officers’ involvement in the compensation process described above in future Form 10-K filings.

Components of Compensation, page 154

Base Salary, page 154

6.	Comment: We note that the salary of each named executive officer increased. Please generally discuss the underlying reasons for the increase in their salaries. For example, please discuss if the increases were made to make the salary you offer comparable to companies you benchmark against or if it was due to increased responsibilities or their performance. If the increases were due to the named executive officer’s individual performance, please discuss the individual performance factors considered.

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

October 8, 2010

Response: As noted on page 154 of our Form 10-K, the goal of the base salary component of compensation for our named executive officers (“NEOs”) is to compensate those executives at a level that approximates the median salaries of individuals in comparable positions at comparably sized companies in our industry. Base salaries for executives are re-evaluated annually as part of the performance review process. Our board of directors annually considers and approves a merit increase in base salary based upon the results of this performance review process. Merit increases are based on review of performance in certain categories, including: business values, safety, health and environmental, leadership, operational results, project results, attitude, ability and knowledge. Our board of directors approved increases in NEO base salary for 2009 ranging from 2.5% to 4%.

In addition to this merit adjustment, which ensures competitive salaries for our NEOs, the actual salaries in 2009 were higher as a result of our bi-weekly payment methodology. Generally speaking, we pay employees 26 times per year, or every two weeks. This methodology results in a year with 27 periods once every ten years. Because we did not reduce the weekly pay to account for the 27 pay periods in 2009, we paid all employees for an additional pay period during 2009. This additional pay period accounted for more than half of the year-over-year base salary increase for each of our NEOs.

In light of the foregoing, we propose to include this more detailed explanation of the factors considered in merit increases in future Form 10-K filings.

Long-Term Incentive Plan, or LTIP, page 156

7.	Comment: Please disclose if grant awards annually or describe how you decide to make an award. Please refer to Item 402(b)(2)(iv) of Regulation S-K. Please also discuss how you determine the dollar amount of long-term incentive compensation that you provide or, more specifically, how you determined the percentage of salary such awards should represent.

Response: As discussed in our Form 10-K, grants made under our Long Term Incentive Plan (“LTIP”) are designed to be a set percentage of each NEO’s annual compensation. For 2009, the target long term incentive opportunity for each NEO, expressed as a percentage of base salary, was as follows: 130% for the CEO, 80% for both the CFO and the Vice President, General Counsel & Secretary, and 50% for the Vice President, Chief Development Officer. These percentages were established based upon a combination of the level of experience of the executives and a comparison to executives in similar positions at peer companies, as established by our compensation consultant, BDO Seidman, LLP. We propose to clarify this information about annual grants and specific factors in future Form 10-K filings.

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

October 8, 2010

Other, page 158

Unit Ownership Guidelines, page 158

8.	Comment: Please discuss if your named executive officers have satisfied the Unit Ownership Guidelines and if not, please discuss why not.

Response: All of our NEOs have satisfied their Unit Ownership Guidelines. We note that, as disclosed in “Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters,” Don Baldridge has acquired 6,101 of the 10,000 units required to be acquired by him within the first five years of his employment. Mr. Baldridge has been an NEO of DCP since January 2009, and is expected to achieve his 10,000 unit ownership requirement by the time the five year period is completed. We propose to include a clarifying statement regarding the satisfaction of these guidelines in future Form 10-K filings.

Outstanding Equity Awards at Fiscal Year-End, page 162

9.	Comment: In footnote “(a)” you state that “to determine the market value, the calculation of the number of units that are expected to vest for units granted in 2009 is based on assumed performance of 100% and for 2008 is based on assumed performance of 50%.” Please confirm if the 100% performance and 50% performance assumptions represent threshold performance goals for these awards. If not, please revise your table to disclose equity incentive plan awards for each named executive that are unearned and unvested and the market value of those awards assuming threshold performance goals or tell us why it is not appropriate for you to do so. Please refer to Instruction 3 to Item 402(f)(2) of Regulation S-K.

Response: The 100% and the 50% performance assumptions represented the level at which we expected the performance condition to be satisfied upon vesting as of December 31, 2009 for the 2009 and 2008 awards, respectively. Pursuant to Instruction 3 to Item 402(f)(2) of Regulation S-K, we were required to disclose payout values for unvested awards based upon the higher of threshold performance goals, or the next higher performance measure based upon the previous fiscal year’s actual performance. We believe that calculating our 2008 assumed performance goal at the threshold level of 50% is correct, because actual performance for the 2008 awards was below the threshold level. However, we now believe that our 2009 assumed performance goals should have been calculated at the maximum level, or 200%, because actual performance for that period

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

October 8, 2010

was at the maximum level. Based on this modified 2009 performance goal calculation, the disclosure on page 162 would have read as follows:

	Outstanding LTIP Awards
Name	Equity Incentive Plan Awards: Unearned Units That Have Not Vested (a)	Equity Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested (b)
Mark A. Borer	61,620	$2,439,969
Angela A. Minas	22,150	$907,282
Michael S. Richards	19,220	$761,132
Don A. Baldridge	9,320	$413,389
Greg K. Smith	4,350	$96,472

(a)	PPUs and RPUs awarded 2/25/2008 and 3/2/2009; units vest in their entirety over a range of 0% to 200% on 12/31/2010 and 12/31/2011, respectively, if the specified performance conditions are satisfied, except that the RPUs vest in their entirety on 12/31/2010 and 12/31/2011, respectively; to determine the market value, the calculation of the number of units that are expected to vest for units granted in 2009 is based on assumed performance goals of 200% and 2008 is based on assumed performance goals of 50%.
(b)	Value calculated based on the closing price of our common units at December 31, 2009, which was $29.57.

We will revise our calculations of these amounts in future Form 10-K filings. We will supplementally provide you with a version of this disclosure that is marked to show changes from the version in the 10-K.

Nonqualified Deferred Compensation, page 163

10.	Comment: In your description of the non-qualified deferred compensation plan, please discuss the measures for calculating interest or other plan earnings. Please quantify any applicable interest rates and other earning measures applicable during the last fiscal year. Refer to Item 402(i)(3)(ii) of Regulation S-K.

Response: The amounts included as above-market earnings on non-qualified deferred compensation were incorrectly categorized as above-market. The performance of executive officers non-qualified deferred compensation is linked to certain mutual funds or to the average rating of the BBB bond index at the election of the participant. The calculation of interest or other plan earnings is based upon the market performance of the mutual fund or BBB bond index that the participant has elected and as a result is not above market. We will clarify this disclosure in future Form 10-K filings.

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

October 8, 2010

Potential Payments Upon Termination or Change in Control, page 163

11.	Comment: We note that your long-term incentive plan disclosure on page 157 indicates that outstanding awards will vest in certain circumstances following a change of control and or in certain circumstances when the award recipient is terminated. Please quantify the value of the lump sum amounts payable to each named executive upon termination or change in control. Please refer to Item 402(j)(2) of Regulation SK. For ease of understanding, please consider presenting the information under this section in tabular format.

Response: Set forth below is a tabular presentation of the value of the lump sum amounts payable to each NEO upon termination or a change in control of the Partnership. We propose to include this additional disclosure regarding lump sum amounts payable in future Form 10-K filings.

Triggering Event	PPUs	RPUs	DERs (a)	Total
Mark A. Borer
Change of Control (b)	$1,215,285	$876,883	$263,894	$2,356,062
Termination (c)	$412,286	$188,127	$126,762	$727,175
Angela A. Minas
Change of Control (b)	$315,206	$315,206	$55,194	$685,606
Termination (c)	$13,690	$48,241	$6,528	$68,459
Michael S. Richards
Change of Control (b)	$379,101	$273,510	$82,311	$734,922
Termination (c)	$128,615	$58,630	$39,536	$226,781
Don A. Baldridge
Change of Control (b)	$132,628	$132,628	$22,368	$287,624
Termination (c)	$—	$—	$—	$—
Greg K. Smith
Change of Control (b)	$171,762	$61,903	$48,236	$281,901
Termination (c)	$134,108	$61,903	$41,334	$237,345

(a)	Dividend Equivalent Rights.
(b)	In the event that the recipient is severed or if the recipient’s job is lower in status within twelve months of the change of control.
(c)	In the event of termination for reasons of death, disability, early or normal retirement, or if the recipient is terminated by the General Partner for reasons other than cause.

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

October 8, 2010

(c) Exhibits, page 184

12.	Comment: It appears that you have not provided all of the schedules and/or exhibits to the following exhibits:

•	Exhibit 10.4 — Natural Gas Gathering Agreement, dated June 1, 1987, as amended;

•	Exhibit 10.6 — Contribution Agreement, dated October 9, 2006;

•	Exhibit 10.8 — Purchase and Sale Agreement, dated March 7, 2007;

•	Exhibit 10.9 — Bridge Credit Agreement, dated May 9, 2007;

•	Exhibit 10.12 — Contribution and Sale Agreement, dated May 21, 2007;

•	Exhibit 10.13 — Common Unit Purchase Agreement, dated May 21, 2007;

•	Exhibit 10.14 — Contribution Agreement, dated May 23, 2007;

•	Exhibit 10.17 — Amended and Restated Credit Agreement, dated June 21, 2007;

•	Exhibit 10.23 — Contribution Agreement dated February 24, 2009.

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please re-file the complete exhibits, including all schedules and exhibits with your next periodic report.

Response: The Partnership notes the Staff’s comment and, to the extent necessary to comply with Regulation S-K, we will re-file the complete exhibits set forth above, including all schedules and exhibits thereto, with our next periodic report. We may re-examine whether certain of these agreements should have more appropriately been filed pursuant to Item 601(b)(2). If we determine that the exhibits should more appropriately have been filed pursuant to Item 601(b)(2) instead of Item 601(b)(10), we will revise our filings accordingly.

Form 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010

13.	Comment: Please confirm that your effectiveness determination as to your disclosure controls and procedures is not limited to only “material information,” but rather all information. Also, please confirm that your disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act, not just your quarterly report, is accumulated and communicated to your management, including your principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please refer to Rule 13a-15(e) of the Exchange Act. Please also confirm that you will apply these revisions to your future quarterly reports on Form 10-Q.

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

October 8, 2010

Response: The Partnership confirms that our effectiveness determination as to our disclosure controls and procedures is not limited to only material information, but rather, all information. The Partnership also confirms that our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, not just our quarterly report, is accumulated and communicated to our management, including our principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Partnership notes the Staff’s comment and confirms that we will apply these revisions to our future quarterly reports on Form 10-Q beginning with our quarterly report on Form 10-Q for the period ended September 30, 2010.

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In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:

•	The adequacy and accuracy of the disclosure in filings is the responsibility of DCP Midstream Partners, LP.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

•	DCP Midstream Partners, LP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Mr. Michael S. Richards, Vice President and General Counsel who can be reached at (303) 633-2912.

Very truly yours,

DCP Midstream Partners L.P.

By: DCP Midstream GP, LP
Its: General Partner

By DCP Midstream GP, LLC
Its: General Partner

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

October 8, 2010

By:	/s/Angela A. Minas
Angela A. Minas
Its: Chief Financial Officer

Enclosures

cc:	Mara Ransom, Commission Legal Branch Chief
Robert Errett, Commission Staff Attorney
Michael S. Richards, DCP Midstream Partners, LP
Lucy Schlauch Stark, Holland & Hart LLP